02048563

EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

FOR JULY 9, 2002

SODEXHO ALLIANCE, SA

(Exact name of registrant as specified in its charter)

3, avenue Newton
78180 Montigny - le - Bretonneux
France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F _X_ Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes __ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) _N/A_

SODEXHO ALLIANCE, SA

TABLE OF CONTENTS

ITEM 1

PRESS RELEASE... PRESS RELEASE... PRESS RELEASE... PRESS RELEASE...

Paris, France – July 9th, 2002

Sodexho ALLIANCE
Food and Management Services

Release of Third-Quarter Revenues Coincides with $881-Million Contract for Sodexho Alliance from the US Marine Corps

Code EURONEXT : EXHO.PA / Code NYSE : SDX

1. Revenues

Consolidated revenues for the first nine months of fiscal 2001/2002 rose by 9.4% to EUR 9.8 billion at May 31, 2002.

The increase breaks down as follows:
- 2.5% from organic growth
- 7.7% from external growth
- A negative 0.8% currency effect.

The layoffs and site closings by private companies and the reduced demand for catering services continue in all geographic zones and hindered our development.

- **Food and Management Services: EUR 9.1 billion in revenues**

The Food and Management Services business accounts for 93% of consolidated revenues. Nine-month revenues from the business were up an organic 2.2%, broken down by region as follows:

Region	Revenues (in EUR millions)	Organic growth
North America	4 836	0.8%
Continental Europe	2 604	4.8%
United Kingdom and Ireland	1 255	0.5%
Rest of the World	431	7.0%

Investors Relations : Jean-Jacques Vironda
Tél : + 33 (1) 30 85 72 03 – Fax : + 33 (1) 30 85 51 81 – E-mail : jeanjacques.vironda@sodexhoalliance.com
Press Relations : Jérôme Chambin
Tél : + 33 (1) 30 85 74 18 – Fax : + 33 (1) 30 85 52 32 – E-mail : jerome.chambin @sodexhoalliance.com

B.P. 100 - 78883 Saint-Quentin-Yvelines Cedex - France - Tél. : +33 1 30 85 72 14 - Fax : +33 1 30 85 50 75 - Internet : http://www.sodexho.com

- New contracts valued at more than $300 million have been signed since the beginning of the year in **North America**, mainly with clients who formerly self-operated their facilities. Despite this business and industry revenues for the three quaters declined 9% in comparison with the prior three quaters.

- Revenues grew organically by 4.8% in **Continental Europe** and were affected by general strikes in Italy and our decision to terminate or not renew contracts where prices were too low.

- In the **United Kingdom and Ireland,** the consequences of the economic slowdown have impacted more recently than in the US. We are confident in the recovery which is starting to be implemented by the new management team.

- **In the other businesses,** revenues and organic growth were:

Business	Revenues (in EUR millions)	Organic Growth
Remote Sites	443	3.1%
Service Vouchers and Cards	209	19.6%
River and Harbor Cruises	57	-15%

- The slowdown in organic growth for **Remote Sites** stems mainly from the completion of the Chevron contract in Kazakhstan and a decision not to renew contracts whose terms were unfavorable.

- **Service Vouchers and Cards** continued to experience very strong organic growth in Europe and Latin America.

2. US Marine Corps Dining Contracts

Sodexho Alliance confirms that it has been awarded two contracts of up to eight years, valued at more than $881 million, by the US Marine Corps to provide food and related facilities services at 55 garrison mess hall locations in Arizona, California, South Carolina, North Carolina,
Virginia and Washington, D.C.

More than 30% of the contracts will be completed through teaming with small, minority, disadvantaged, disabled and women-owned local businesses and organizations.

«I am very proud of the US Marine Corps' continued confidence in us», said Pierre Bellon, Chairman and Chief Executive Officer of Sodexho Alliance. «I would like to congratulate our US teams, whose commitment, professionalism and innovative offer won over the client. This success confirms the potential of our markets and demonstrates the effectiveness of our client segmentation strategy.»

Investors Relations : Jean-Jacques Vironda
Tél : + 33 (1) 30 85 72 03 – Fax : + 33 (1) 30 85 51 81 – E-mail : jeanjacques.vironda@sodexhoalliance.com
Press Relations : Jérôme Chambin
Tél : + 33 (1) 30 85 74 18 – Fax : + 33 (1) 30 85 52 32 – E-mail : jerome.chambin @sodexhoalliance.com

PRESS RELEASE... PRESS RELEASE... PRESS RELEASE... PRESS RELEASE...

About Sodexho Alliance

Founded in Marseille in 1966 by Chairman and Chief Executive Officer Pierre Bellon, Sodexho Alliance is the world's leading provider of food and management services. With more than 314,000 employees on 24,300 sites in 72 countries, Sodexho Alliance reported consolidated sales of 11.9 billion euros for the fiscal year that ended on August 31, 2001. The Sodexho Alliance share has been listed since 1983 on the Euronext Paris Bourse, where its market value totals 5.5 billion euros. The Sodexho Alliance share has been listed since April 3, 2002, on the New York Stock Exchange.

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated", "project", "plan" "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission (SEC), the competitive environm ent in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management 's views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place under reliance on our forwardlooking statements.

Investors Relations : Jean-Jacques Vironda
Tél : + 33 (1) 30 85 72 03 – Fax : + 33 (1) 30 85 51 81 – E-mail : jeanjacques.vironda@sodexhoalliance.com
Press Relations : Jérôme Chambin
Tél : + 33 (1) 30 85 74 18 – Fax : + 33 (1) 30 85 52 32 – E-mail : jerome.chambin @sodexhoalliance.com

B.P. 100 - 78883 Saint-Quentin-Yvelines Cedex - France - Tél. : +33 1 30 85 72 14 - Fax : +33 1 30 85 50 75 - Internet : http://www.sodexho.com

ITEM 2

SODEXHO ALLIANCE

Société anonyme with a capital of 636 069 404 Euros
Registered Office : 3 avenue Newton - MONTIGNY LE BRETONNEUX (Yvelines) - FRANCE

301 940 219 R.C.S. Versailles

COMPARISON OF CONSOLIDATED REVENUES (Excluding Taxes)

(in thousands of Euros)

	2000/2001	2001/2002
FIRST QUARTER (Sept. to Nov.)		
. Food and management services		
- North America	1,569,848	1,678,477
- United Kingdom and Ireland	415,521	423,984
- Continental Europe	773,303	885,352
- Rest of World	156,110	146,065
. Remote Site Management	138,239	149,033
. Service Vouchers and Cards	53,257	63,350
. River and Harbor Cruises	27,014	19,354
	3,133,292	3,365,615
SECOND QUARTER (Dec. to Feb.)		
. Food and management services		
- North America	1,343,350	1,562,832
- United Kingdom and Ireland	424,137	445,806
- Continental Europe	740,559	830,515
- Rest of World	125,289	135,017
. Remote Site Management	134,240	152,441
. Service Vouchers and Cards	65,684	74,377
. River and Harbor Cruises	16,484	13,345
	2,849,743	3,214,333
THIRD QUARTER (March to May)		
. Food and management services		
- North America	1,440,208	1,594,763
- United Kingdom and Ireland	409,700	385,617
- Continental Europe	777,513	888,254
- Rest of World	149,965	150,318
. Remote Site Management	145,873	141,111
. Service Vouchers and Cards	63,550	71,016
. River and Harbor Cruises	23,689	24,371
	3,010,498	3,255,450

YEAR TO DATE as of 31st, May 2002	2000/2001	2001/2002	% Variations at current exchange rates	% Variations at constant exchange rates
. Food and management services				
- North America	4,353,406	4,836,072	11.1%	11.2%
- United Kingdom and Ireland	1,249,358	1,255,407	0.5%	1.1%
- Continental Europe	2,291,375	2,604,121	13.6%	14.1%
- Rest of World	431,364	431,400	0.0%	8.9%
. Remote Site Management	418,352	442,585	5.8%	6.7%
. Service Vouchers and Cards	182,491	208,743	14.4%	20.6%
. River and Harbor Cruises	67,187	57,070	-15.1%	-14.9%
TOTAL	8,993,533	9,835,398	9.4%	10.2%

This growth is made up as follows :

- Organic growth	**2.5%**
- Acquisitions	**7.7%**
- Currency effect	**-0.8%**

Note : In order to conform to the French accounting rule C.R.C. 99-02 with respect to segments reported sales reflect the Group's internal management reporting structures.
Historical quarterly sales are not restated for the change in average exchange rates.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sodexho Alliance, SA

Date: July 9, 2002

By: [signature]

Name: Siân Herbert-Jones
Title: Chief Financial Officer